Exhibit 2.1

AMENDED AND RESTATED INDEMNITY AGREEMENT

THIS AMENDED AND RESTATED INDEMNITY AGREEMENT (“Agreement”), dated this 2nd day of November, 2005, is entered into between The Options Clearing Corporation, a Delaware corporation (the “Clearing Corporation”) and Pacific Exchange, Inc., a Delaware corporation (“Exchange”).

RECITALS

WHEREAS, the Clearing Corporation and Exchange are parties to the Restated Participant Exchange Agreement (“Participant Exchange Agreement”), dated July 28, 1983, as amended, under the terms of which the Clearing Corporation has agreed to issue options and to clear and settle trades on options listed and traded by Exchange; and

WHEREAS, Exchange desires to list and trade options on exchange traded funds (“ETFs”) based on proprietary securities indexes without obtaining licenses to trade such options from the owners of such indexes, and to have the Clearing Corporation issue such options and to clear and settle such trades pursuant to the provisions of the Participant Exchange Agreement;

WHEREAS, the Clearing Corporation is willing to do so on the condition that Exchange enter into this Agreement;

WHEREAS, Exchange and the Clearing Corporation acknowledge and agree that nothing contained in this Agreement shall constitute a legal waiver or equitable estoppel concerning the rights of the Exchange or the Clearing Corporation or their respective parents, subsidiaries, or affiliates to assert any and all defenses or claims against third parties in connection with any current or future dispute, claim, arbitration or litigation;

NOW THEREFORE, in consideration of the premises and of the mutual covenants, terms and conditions set forth herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.  ETF Options.  The Clearing Corporation agrees to issue options on ETFs (“ETF Options”) listed and traded on Exchange, and to clear and settle those trades in accordance with the terms of the Participant Exchange Agreement and the applicable rules of the Clearing Corporation, whether or not Exchange has obtained a license to trade such options from the owner of the securities index upon which the underlying ETF is based; provided that, before initiating trading in options on any particular ETF, the Exchange has been advised that the Clearing Corporation’s outside counsel has delivered either (a) an opinion satisfactory to management of the Clearing Corporation as to the legality of clearing options on the particular ETF, or (b) an opinion satisfactory to such management as to the legality of clearing unlicensed ETF options generally, which such management deems applicable to options on the particular ETF, and provided further that the Clearing Corporation reserves the right, without waiving its rights under this Agreement: (i) to cease issuing any ETF Options; and (ii) to cease clearing and settling trades on such ETF Options, if (w) the Opinion and

Order of Judge Denise Cote dated September 15,2004, in The Nasdaq Stock Market Inc. v. Archipelago Holding, LLC, et al, 03 CV 8231 (DLC), presently pending in the United States District Court for the Southern District of New York, is withdrawn, modified or reversed for any reason; (x) the Opinion and Order of Judge Harold Baer, Jr., dated September 1, 2005, in The McGraw-Hill Companies, Inc. v. International Securities Exchange, Inc., et al, 05 Civ. 112 (HB), presently under appeal to the United States Court of Appeals for the Second Circuit, is withdrawn, modified or reversed for any reason; (y) the reasoning of either Opinion is disapproved in pertinent part or is not followed by another court in a jurisdiction in which either the Exchange or the Clearing Corporation is resident in a way that would tend to derogate the right of Exchange to trade or the Clearing Corporation to issue, clear and settle ETF Options; or (z) in the discretion of the Clearing Corporation, accumulated potential damages from the unlicensed trading in ETF Options may exceed, in the reasonable judgment of the Clearing Corporation, Exchange’s ability to perform its obligations to indemnify the Clearing Corporation, provided that, before exercising that discretion, the Clearing Corporation shall first provide the Exchange with a reasonable ability to present the Clearing Corporation evidence that it can meet its indemnification obligations. In the event that the Clearing Corporation exercises its rights under the preceding sentence, the Clearing Corporation will continue to accept for clearance and settlement transactions having the effect of closing out open positions except to the extent it is prohibited from doing so by the action of any court or regulatory authority having jurisdiction over it.

2.  Indemnification Obligations.  Exchange agrees to defend, indemnify and hold harmless the Clearing Corporation and each of its directors, officers, committee members, employees and agents (each an “Indemnified Party”) against and from any and all liabilities, judgments, claims, losses, damages, expenses (including reasonable attorney’s fees and expenses) and amounts incurred and/or paid in settlement (collectively referred to as “Losses”) (whether or not, in the case of the Clearing Corporation, such Losses are reimbursable by pro rata charges to the Clearing Fund contributions of clearing members of the Clearing Corporation) in connection with any action, suit, litigation, claim or proceeding commenced by any person, asserted against an Indemnified Party or to which an Indemnified Party is made a party defendant or is threatened to be made such a party, or is subjected to discovery or testimonial obligations, whether before or after the date of this Agreement, arising out of or based on: (i) any allegation that Exchange does not have the right to list and trade any ETF Options; or (ii) any allegation that the listing and trading of an ETF Option by Exchange, the issuance by the Clearing Corporation of an ETF Option so listed and traded, or the clearance and settlement of such trade by the Clearing Corporation, constitutes unfair competition or infringes, interferes with or misappropriates the intellectual property, contract, common law or other rights of a third party, including without limitation the issuer of the ETF or the owner of a proprietary index on which the ETF is based or any licensee of such index or derivative products based thereon (such claims or causes of action being collectively referred to as “ETF Option Claims”).

3.  Procedures.  Promptly after receipt by an Indemnified Party of notice of the assertion or commencement of an ETF Option Claim, or the imposition of discovery or testimonial obligations related thereto, the Indemnified Party shall notify Exchange in writing of such claim or obligation, hut the omission so to notify Exchange will not relieve Exchange from any liability which it may have to the Indemnified Party under this Agreement except for liabilities that it would not have incurred but for such omission. Except as provided in paragraph 4 below, Exchange shall assume and control the defense of any ETF Option Claim, and/or representation of the Indemnified Parties with respect to discovery and testimonial obligations, with counsel chosen by it, and after notice from Exchange to the Indemnified Parties of its assumption of the defense thereof, Exchange will not be liable to the Indemnified Parties for any legal or other expenses subsequently incurred by the Indemnified Parties in connection with the defense or representation other than reasonable costs of investigation, but the Indemnified Parties may, at their own expense, participate in such defense or representation by counsel chosen by them, without, however, impairing Exchange’s control of the defense. Exchange may negotiate a compromise or settlement of any such action provided that such compromise or settlement does not require a contribution by any Indemnified Party, involve injunctive or equitable relief against an Indemnified Party or otherwise impair the rights or reputation of an Indemnified Party.

4.    Special Provisions.

(a)  If Trading Takes Place on Multiple Exchanges. Notwithstanding the foregoing, in the event that ETF Options on the same underlying ETF are traded on one or more of the Clearing Corporation’s participant exchanges in addition to Exchange, and (i) any action, suit, litigation, claim or proceeding is asserted against an Indemnified Party; (ii) an Indemnified Party is made a party defendant or is threatened to be a party to any action, suit litigation, claim or proceeding; or (iii) an Indemnified Party is subjected to discovery or testimonial obligations in an action, suit, litigation, claim or proceeding, and any such action, suit, litigation, claim or proceeding arises out of any allegation with respect to such trading on any such other exchange that would be an ETF Option Claim but for the fact that Exchange is not a party thereto, then Exchange shall not have the right to assume or continue the defense of the action, suit, litigation, claim or proceeding or representation with respect to discovery and testimonial obligations on behalf of the Indemnified Parties, and the Indemnified Parties shall have the right to retain for the matter counsel of their choice; provided, however, that Exchange shall fully defend, indemnify and hold the Clearing Corporation harmless against and from any Loss that is specifically attributable to the conduct of Exchange or trading of ETF Options on Exchange, and not to the conduct of any other exchange or trading of ETF Options on such other exchange.

(b)  When Counsel Chosen by Exchange Has a Conflict of Interest.  Notwithstanding the foregoing, if in any situation where Exchange has the right to select counsel and control the defense: (i) any counsel chosen by Exchange to represent an Indemnified Party with respect to the matter is unable or determines that it is unable to represent the Indemnified Party on account of a conflict of interest; or (ii), an Indemnified Party receives written advice from outside counsel that a conflict of interest would exist if counsel chosen by Exchange represents the Indemnified Party and Exchange controls the defense, then Exchange shall not have the right to assume or continue the defense of the action or representation with respect to discovery and testimonial obligations on behalf of the Indemnified Party, and the Indemnified Party shall have the right to retain for the matter counsel of its choice.

(c)  Payment of Fees, Expenses and Losses.  Exchange shall be obligated under paragraph 2 above to pay the reasonable costs (including attorneys’ fees and expenses) of defense and/or representation of counsel selected by an Indemnified Party under paragraph 4(a) or paragraph 4(b), as well as for all other Losses of an Indemnified Party with respect to the indemnified matter. An Indemnified Party may issue an invoice to Exchange for such costs and expenses upon receipt of an invoice for the same. Exchange shall pay each such invoice within thirty (30) days of issuance. Any amount overdue on any such invoice shall bear interest at a daily interest rate equal to one percent (1%) above the prime interest rate (as published in the Wall Street Journal, National Edition) divided by three hundred sixty five (365).

(d)  Losses in Multiple Exchange Situations.  With respect to a matter that is subject to paragraph 4(a), Exchange’s indemnification obligations shall extend only to that percentage of an Indemnified Party’s Losses, including the Indemnified Party’s costs of defense and/or representation of counsel, that is equal to the percentage of the total number of unlicensed contracts in such ETF Options (adjusted for any difference in the number of underlying ETF shares covered by such contracts) cleared by the Clearing Corporation that are purchased and sold in transactions on Exchange (determined cumulatively from the time trading in such ETF Options commenced through the last trading day of the month immediately prior to the month in which the Indemnified Party invoices Exchange). If at the conclusion of any proceeding that is the subject of the indemnification obligation, the total of all amounts previously paid by Exchange under this Agreement exceed Exchange’s cumulative percentage for the entire period of the proceeding as determined above, Exchange shall be entitled to reimbursement of the excess from the Clearing Corporation.

5.   Obligations Cumulative.  Exchange’s obligations under this Agreement shall be in addition to any other obligations Exchange may have to the Clearing Corporation under the Participant Exchange Agreement or otherwise.

6.   Notices. All notices, requests, demands and other communications under this Agreement must be in writing and shall be deemed to have been duly given if delivered by hand, transmitted by facsimile, or mailed by first-class registered mail, return receipt requested, postage and registry fees prepaid and addressed as follows:

If to the Clearing Corporation:

The Options Clearing Corporation

One North Wacker Drive

Suite 500

Chicago, Illinois 60606

Attention: General Counsel

If to Exchange:

Pacific Exchange, Inc.

c/o Archipelago Holdings, Inc.

100 South Wacker Drive, Suite 1800

Chicago, Illinois 60606

Attention: General Counsel

Addresses may be changed by notice in writing signed by the addressee.

7.  Miscellaneous.  This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Illinois. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. All of the terms of this Agreement, whether so expressed or not, shall be binding upon the respective successors and assigns of the parties hereto and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party hereto without the prior written consent of the other parties, but a merger, consolidation, reorganization or reincorporation by, or sale of all or substantially all of the assets of Exchange shall not require the prior written consent of the Clearing Corporation so long as the successor entity or transferee is qualified under Section 1 of Article VII of the By-Laws of the Clearing Corporation for participation in the Clearing Corporation. In the event any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein. The headings of this Agreement are for the purposes of reference only and shall not limit or otherwise affect the meaning hereof.  This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together constitute one and the same instrument.

8.  Prior Agreement.  This Agreement amends and restates in its entirety the Indemnity Agreement between the parties dated September 2, 2005.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

PACIFIC EXCHANGE, INC.		THE OPTIONS CLEARING CORPORATION

By:	/s/ Nelson Chai	By:	/s/ William H. Navin
Name: Nelson Chai		Name: William H. Navin
Title: Chief Financial Officer		Title: Executive V.P.